

July 5, 2017

Mail Stop 4631

<u>Via Facsimile</u>
Joseph C. Tusa, Jr.
Senior Vice President
U.S. Concrete, Inc.
331 N. Main Street
Euless, TX 76039

> **Re: U.S. Concrete, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 28, 2017**
> **File No. 1-34530**

Dear Mr. Tusa:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ Terence O'Brien

                        Terence O'Brien
                        Branch Chief
                        Office of Manufacturing and
                        Construction